UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 31, 2021

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

Extension of Regulation A+ Offering and Termination Date

On March 31, 2022, Hightimes Holding Corp., a Delaware corporation (the “Company”), elected to extend the Company’s existing Regulation A+ offering (the “Offering”) until as late as June 30, 2022. A copy of the updated subscription agreement for the extended Offering is attached as Exhibit 4.1 to this Current Report on Form 1-U and any summary of the terms of such document is subject to, and qualified in its entirety by, the full text of such document, which is incorporated herein by reference.

The Offering is presently paused pending the Company’s completion of an audit of its 2019 and 2020 annual consolidated financial statements and preparation of unaudited consolidated financial statement for the six months ended June 30, 2020 and June 30, 2021, the filing with the SEC of the Company’s annual report on Form 1-K for the year ended December 31, 2019, the semi-annual report on Form 1-SA for the six months ended June 30, 2020, the filing of the Company’s annual report on Form 1-K for the year ended December 31, 2020 and the filing of the Company’s semi-annual report on Form 1-SA for the six months ended June 30, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	April 1, 2022

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

4.1	Form of Subscription Agreement for the Regulation A+ Offering.